UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of March 2024

Commission File Number: 001-41035

CI&T Inc

(Exact Name of Registrant as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Estrada Guiseppina Vianelli De Napoli, 1455 – C,
Globaltech 13.100-000 - Brazil

Campinas-State of São Paulo

13086-902 - Brazil

+55 19 21024500

(Address of principal executive office))

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                                    Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                                   No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                                   No ____X____

CI&T Inc

ITEM
1. 4Q23 Earnings Release

1

 CI&T Reports 4Q23 and 2023 Results

Cash generated from operating activities rose 158% to R$414 million in 2023

New York - March 14, 2024 /Business Wire/ - CI&T (NYSE: CINT, “Company”), a global digital specialist and fast-growing technology company, today announces its results for the fourth quarter of 2023 (4Q23) and the full-year ended on December 31, 2023 (2023) in accordance with International Financial Reporting Standards (IFRS). The consolidated statement of profit or loss, financial position, and cash flow presented in this report already contemplate the restated numbers for 2022. Please refer to the announcement on March 7, 2023 for more details (Restatement of Previously Issued Financial Statements). The full audited financial statements for 2023 and 2022 will be filed in our Annual Report on Form 20-F for 2023.

Fourth Quarter of 2023 (4Q23) Operating and Financial Highlights

●        Net Revenue was R$ 522.6 million compared to R$ 611.8 million in 4Q22.

●        Net Profit was R$ 22.9 million, compared to a net profit of R$ 22.4 million in 4Q22.

●        Adjusted Net Profit was R$ 48.9 million, an increase of 13.2% compared to R$ 43.2 million in 4Q22.

●        Adjusted EBITDA was R$103.6 million compared to R$127.4 million in 4Q22. The Adjusted EBITDA margin was 19.8%.

●        CI&T ended 4Q23 with 6,111 employees, fairly stable compared to 3Q23.

Full-year ended on December  31, 2023 (2023) Operating and Financial Highlights

●        Net Revenue was R$2,233.5 million, an increase of 2.1% compared to R$2,187.7 million in 2022. Net Revenue growth at constant currency was 4.1%.

●        Net Profit increased 38.5% to R$132.6 million from R$95.7 million in 2022.

●        Adjusted Net Profit increased by 14.4% to R$193.9 million from R$169.5 million in 2022. The Adjusted Net Profit margin was 8.7%.

●        Adjusted EBITDA rose to R$432.1 million from R$417.5 million in 2022, 3.5% higher. The Adjusted EBITDA margin was 19.3%.

●        Cash generated from operating activities rose 157.9% in 2023 to R$414.3 million in 2023 from R$160.7 million in 2022.

Cesar Gon, founder and CEO of CI&T, commented, "CI&T has a notable track record of consistent revenue growth, profitability, and robust cash generation over the years, supporting our clients on the verge of new technologies. From 2019 to 2023, our revenue CAGR was 35%, of which 60% originated from mature economies nowadays, especially in the US. Notably, we've seen a significant improvement in diversifying our client base, with revenue from our top ten clients improving from 67% in 2020 to under 40% in 2023. Now, powered by the AI revolution, we're entering a new cycle of growth by driving innovation and delivering impactful results to our clients."

2

Comments on the 4Q23 financial performance

In 4Q23, net revenue was R$522.6 million, compared to R$611.8 million in 4Q22, a reduction of 14.6%. In 4Q23, the number of clients with revenues above R$10 million in the last twelve months increased to 50, from 38 in 4Q22.

In 4Q23, the Adjusted EBITDA was R$103.6 million, compared to R$127.4 million in 4Q22, an 18.7% reduction, primarily attributed to the decrease in the gross profit margin, partially mitigated by the reduction in SG&A expenses, as a result of lower personnel expenses in 2023. The Adjusted EBITDA margin was 19.8% in the quarter.

Income tax expense was R$13.8 million in 4Q23, compared to R$32.2 million in 4Q22. Income tax paid (cash impact) was R$1.9 million in 4Q23 and R$14.8 million in 4Q22. The income tax reduction from the amortization of goodwill for tax purposes was R$10.5 million in 4Q23 and R$10.1 million in 4Q22, reducing the income tax paid in cash.

Thus, in 4Q23, we reported a net profit of R$22.9 million, compared to a net profit of R$22.4 million in 4Q22. Adjusted Net Profit was R$48.9 million, an increase of 13.2% compared to R$43.2 million in 4Q22, mainly due to lower income tax and financial expenses. Consequently, the Adjusted Net Profit margin was 9.4%, an improvement of 2.3 percentage points year-over-year.

Comments on the 2023 financial performance

In 2023, net revenue was R$2,233.5 million, 2.1% higher than in 2022. Net Revenue growth at constant currency was 4.1%. The revenue distribution by geography was 44% from North America, 41% from Latam, 10% from Europe, and 5% from Asia Pacific.

In 2023, the Adjusted EBITDA was R$432.1 million, 3.5% higher than in 2022, mainly attributed to the successful implementation of our management's cost and expense optimization plan, evidenced by the reduction in SG&A expenses in 2023. The Adjusted EBITDA margin was 19.3% in the year, 0.2 percentage points higher than in 2022.

Income tax expense was R$76.7 million in 2023, compared to R$104.6 million in 2022, a reduction of 26.6%. Income tax paid (cash impact) was R$27.4 million in 2023 (cash tax rate of 13.1%) and R$48.3 million in 2022 (cash tax rate of 24.1%). The income tax reduction from the amortization of goodwill for tax purposes was R$41.4 million in 2023 and R$40.5 million in 2022, reducing the income tax paid in cash.

The net profit increased 38.5%, from R$95.7 million in 2022 to R$132.6 million in 2023. Adjusted Net Profit was R$193.9 million, 14.4% higher than in 2022, mainly due to lower SG&A expenses and income taxes paid. As a result, the Adjusted Net Profit margin was 8.7%.

Cash generated from operating activities was R$414.3 million in 2023, compared to R$160.7 million in 2022, an increase of 157.9%. Free cash flow (net cash from operating activities less Capex) was R$271.1 million in 2023. CI&T ended 2023 with a cash position of R$214.8 million, including financial investments. Total loans and borrowings (current and non-current) were R$727.5 million in 2023, compared to R$989.8 million in 2022, a reduction of R$262.3 million, due to the robust amount of cash generated in 2023.

3

Business Outlook

We expect our net revenue in the first quarter of 2024 to be at least R$520 million on a reported basis, assuming an average FX rate of 5.00 BRL/USD in 1Q24.

For the full year of 2024, we expect our net revenue growth at constant currency to be in the range of -2.5% to +2.5% year-over-year. In addition, we estimate our Adjusted EBITDA margin to be in the range of 17% to 19%.

These expectations are forward-looking statements, and actual results may differ materially. See "Cautionary Statement on Forward-Looking Statements" below.

About CI&T

CI&T (NYSE: CINT) is a global hyper-digital specialist, a partner in AI-powered digital transformation and efficiency for 100+ large enterprises and fast-growing clients. As digital natives, CI&T brings a 29-year track record of accelerating business impact through complete and scalable digital solutions. With a global presence in nine countries with a nearshore delivery model, CI&T provides strategy, data science, design, and engineering, unlocking top-line growth, improving customer experience and driving operational efficiency. Recognized by Forrester as a Leader in Modern Application Development Services, CI&T is the Employer of Choice for more than 6,100+ professionals.

Basis of accounting and functional currency

CI&T maintains its books and records in Brazilian reais, which is the presentation currency of its audited consolidated financial statements, and the functional currency of our operations in Brazil. CI&T prepares its audited consolidated financial statements in accordance with IFRS, as issued by the IASB.

Non-IFRS Financial Measures

We regularly monitor certain financial and operating metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections, and make strategic decisions. These non-IFRS financial measures include Adjusted Gross Profit, Adjusted Gross Profit Margin, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Profit, Adjusted Net Profit Margin, Net Revenue at Constant Currency, and Net Revenue Growth at Constant Currency. They should be considered in addition to results prepared in accordance with IFRS, but not as substitutes for IFRS results. In addition, our calculation of these non-IFRS financial measures may differ from those used by other companies, and therefore, comparability may be limited. These non-IFRS financial measures are provided as additional information to enhance investors’ understanding of our operations’ historical and current financial performance.

CI&T is not providing a quantitative reconciliation of forward-looking non-IFRS Net Revenue Growth at Constant Currency and Adjusted EBITDA to the most directly comparable IFRS measure because it cannot reasonably predict the outcome of certain significant items without unreasonable efforts. These items include, but are not limited to, stock-based compensation expenses, acquisition-related expenses, the tax effect of non-IFRS measures, foreign currency exchange gains/losses, and other items. These items are uncertain, depend on various factors, and could have a material impact on our IFRS-reported results for the guidance period.

We calculate Net Revenue at Constant Currency and Net Revenue Growth at Constant Currency by translating Net Revenue from entities reporting in foreign currencies into Brazilian reais using the comparable foreign currency exchange rates from the prior period to show changes in our revenue without giving effect to period-to-period currency fluctuations.

4

In calculating Adjusted Gross Profit, we exclude cost components unrelated to the direct management of our services. For the periods presented, the adjustments applied were: (i) depreciation and amortization related to costs of services provided and (ii) stock-based compensation expenses.

In calculating Adjusted EBITDA, we exclude components unrelated to the direct management of our services. We calculate Adjusted EBITDA for the periods presented as Net Profit, plus net finance costs, income tax expense, depreciation and amortization, plus: (i) stock-based compensation expenses; (ii) government grants related to tax reimbursement in our Chinese subsidiary; (iii) acquisition-related expenses, including the present value and fair value adjustment to accounts payable for business acquired, consulting expenses, and retention packages; and (iv) business restructuring expenses, associated with senior employees' separation from acquired companies.

In calculating Adjusted Net Profit, we exclude components unrelated to the direct management of our services. For the periods presented, the adjustments applied were acquisition-related expenses, including amortization of intangible assets from acquired companies, present value and fair value adjustments to accounts payable for business acquired, consulting expenses, retention packages, and the tax effects of non-IFRS adjustments.

Cautionary Statement on Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact that may be deemed forward-looking statements, include, but are not limited to: the statements under Business Outlook, including expectations relating to revenues and other financial or business metrics; statements regarding relationships with clients; and any other statements of expectations or beliefs. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” "scheduled,” “forecasts” and similar words are intended to identify estimates and forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements represent our management's beliefs and assumptions only as of the date of this press release. You should read this press release with the understanding that our actual future results may be materially different from our expectations. These statements are subject to known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by such statements in this press release. Such risk factors include, but are not limited to, those relating to: the ongoing war in Ukraine and the economic sanctions imposed by Western economies on Russia, as well as the conflict between Israel and Hamas, and their impact on our business and industry; the impact of competition on our business; uncertainty regarding the demand for and market utilization of our services; our ability to maintain or acquire new client relationships; general business and economic conditions; our ability to successfully integrate the recent-acquired business; the impact of pandemics, epidemics and disease outbreak; and our ability to successfully implement our growth strategy and strategic plans. Additional information about these and other risks and uncertainties is contained in the Risk Factors section of CI&T's annual report on Form 20-F. Additional information will be made available in our Annual Reports on Form 20-F, and other filings and reports that we may file from time to time with the SEC. Except as required by law, we assume no obligation to and do not intend to update these forward-looking statements or to update the reasons why actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Contacts:

Investor Relations Contact:

Eduardo Galvão

investors@ciandt.com

Media Relations Contact:

Zella Panossian

ciandt@illumepr.com

5

Consolidated statement of profit or loss

(In thousands of Brazilian Reais)

	Quarter ended December 31,		Full year ended December 31,
	2023	2022	2023	2022
				Restated
Net revenue	522,560	611,805	2,233,466	2,187,710
Costs of services provided	(348,906)	(391,108)	(1,487,742)	(1,425,219)
Gross profit	173,654	220,697	745,724	762,491

Selling expenses	(41,400)	(45,443)	(173,643)	(163,871)
General and administrative expenses	(82,531)	(87,800)	(290,499)	(315,915)
Impairment loss on trade receivables and contract assets	1,017	56	(1,556)	(329)
Other income (expenses) net	3,425	(966)	5,450	(8,458)
Operating expenses net	(119,489)	(134,153)	(460,248)	(488,573)

Operating profit before net finance costs and income tax expenses	54,165	86,544	285,476	273,918

Finance income	12,858	17,358	75,245	172,996
Finance cost	(30,296)	(49,327)	(151,426)	(246,642)
Net finance costs	(17,438)	(31,969)	(76,181)	(73,646)

Profit before income tax	36,727	54,575	209,295	200,272

Current income tax	(5,720)	(22,682)	(34,536)	(59,570)
Deferred income tax	(8,083)	(9,540)	(42,186)	(44,992)
Total income tax expense	(13,803)	(32,221)	(76,722)	(104,562)

Net profit for the year	22,924	22,354	132,573	95,710

Earnings per share
Earnings per share – basic (in R$)	0.17	0.17	0.97	0.72
Earnings per share – diluted (in R$)	0.16	0.16	0.95	0.71

Weighted average number of basic shares	136,368,202	133,717,919	136,419,395	133,186,441
Weighted average number of diluted shares	139,097,276	141,203,853	139,148,469	134,774,674

6

Consolidated statement of financial position

(In thousands of Brazilian Reais)

Assets	December 31, 2023	December 31, 2022	Liabilities and equity	December 31, 2023	December 31, 2022
		Restated			Restated
Cash and cash equivalents	211,638	185,727	Suppliers and other payables	21,690	33,376
Financial Investments	3,164	96,299	Loans and borrowings	112,719	236,030
Trade receivables	471,951	501,671	Lease liabilities	17,862	21,539
Contract assets	147,620	217,250	Salaries and welfare charges	196,396	260,156
Recoverable taxes	23,588	17,922	Accounts payable for business acquired	13,365	76,746
Tax assets	17,483	2,959	Derivatives	-	4,109
Derivatives	9,620	11,194	Tax liabilities	2,602	3,890
Other assets	27,072	38,269	Other taxes payable	15,275	14,382
Total current assets	912,136	1,071,291	Contract liability	48,079	32,136
			Other liabilities	27,290	47,501
Recoverable taxes	959	3,624	Total current liabilities	455,278	729,865
Deferred tax assets	18,284	15,571
Judicial deposits	7,280	9,819
Restricted cash - Escrow account and indemnity asset	29,061	31,552	Loans and borrowings	614,744	753,733
Other assets	1,027	3,654	Deferred tax liabilities	68,465	20,942
Property, plant and equipment	38,584	55,266	Lease liabilities	27,037	41,269
Intangible assets and goodwill	1,669,865	1,755,994	Provisions	9,620	12,347
Right-of-use assets	39,695	56,187	Accounts payable for business acquired	122,689	133,299
Total non-current assets	1,804,755	1,931,667	Other liabilities	7,807	3,530
			Total non-current liabilities	850,362	965,120

			Equity
			Share capital	37	37
			Share premium	980,893	946,173
			Capital reserves	174,153	203,218
			Retained earnings reserves	354,240	221,667
			Other comprehensive income (loss)	(98,072)	(63,122)
			Total equity	1,411,251	1,307,973

Total assets	2,716,891	3,002,958	Total equity and liabilities	2,716,891	3,002,958

7

Consolidated statement of cash flows

(In thousands of Brazilian Reais)

	December 31, 2023	December 31, 2022
		Restated
Cash flows from operating activities
Net profit for the year	132,573	95,710
Adjustments for:
Depreciation and amortization	93,213	94,558
Loss on sale and write-off of fixed assets	1,689	3,781
Interest, monetary variation and exchange rate changes	86,793	57,156
Unrealized gain on financial instruments	(14,735)	(7,114)
Income tax expenses	76,722	104,562
Impairment losses on trade receivables and contract assets	1,556	329
(Reversal of) Provision for tax and labor risks	(424)	386
Share-based plan	28,116	5,486
Restructuring expenses	18,327	-
Changes in fair value of accounts payable for business acquired	4,863	11,497
Others	(571)	(1,855)
Variation in operating assets and liabilities
Trade receivables	4,381	(116,574)
Contract assets	63,327	(69,101)
Recoverable taxes	(31,755)	(547)
Suppliers	(13,112)	(29,769)
Salaries and welfare charges	(61,538)	10,729
Tax liabilities	1,720	(9,681)
Contract liabilities	17,175	9,636
Other receivables and payables, net	5,976	1,467
Cash generated from operating activities	414,296	160,656
Income tax paid	(27,407)	(48,299)
Interest paid on loans and borrowings	(91,788)	(70,096)
Interest paid on lease	(4,057)	(6,169)
Income tax refund	4,198	-
Net cash from operating activities	295,242	36,092
Cash flows from investment activities:
Acquisition of property, plant and equipment and intangible assets	(24,109)	(22,967)
Redemption of financial investments	90,298	655,533
Acquisition of subsidiary net of cash acquired	-	(722,665)
Escrow deposit	-	(23,061)
Cash outflow on hedge accounting settlement	-	25,263
Hedge accounting - ineffective portion inflow	-	5,337
Net cash from (used in) investment activities	66,189	(82,560)
Cash flows from financing activities:
Exercised share-based compensation	1,227	12,668
Payment of lease liabilities	(24,070)	(26,993)
Proceeds from loans and borrowings	205,093	527,507
Settlement of derivatives	12,200	390
Payment of loans and borrowings	(407,013)	(350,571)
Payment of installment related to accounts payable of business acquired	(77,338)	(62,338)
Repurchase of treasury shares	(43,414)	-
Net cash from (used in) financing activities	(333,315)	100,663
Net increase in cash and cash equivalents	28,116	54,195
Cash and cash equivalents as of January 1st	185,727	135,727
Exchange variation effect on cash and cash equivalents	(2,205)	(4,195)
Cash and cash equivalents as of December 31st	211,638	185,727

8

Net Revenue Distribution

Net Revenue by industry (in BRL thousand)	4Q23	4Q22	Var. 4Q23 x 4Q22	2023	2022	Var. 2023 x 2022
Financial Services	154,657	172,916	-10.6%	647,063	652,089	-0.8%
Consumer Goods	104,875	122,755	-14.6%	448,587	473,871	-5.3%
Technology and Telecommunications	73,957	113,689	-34.9%	387,291	329,787	17.4%
Retail and Industrial Goods	66,206	80,380	-17.6%	274,557	307,995	-10.9%
Life Sciences	61,998	71,563	-13.4%	247,038	274,353	-10.0%
Others	60,868	50,502	20.5%	228,930	149,615	53.0%
Total	522,560	611,805	-14.6%	2,233,466	2,187,710	2.1%

Net Revenue by geography (in BRL thousand)	4Q23	4Q22	Var. 4Q23 x 4Q22	2023	2022	Var. 2023 x 2022
North America	215,459	267,233	-19.4%	977,663	923,174	5.9%
Europe	57,053	63,182	-9.7%	224,698	205,992	9.1%
Latin America	226,396	251,466	-10.0%	924,874	975,948	-5.2%
Asia Pacific	23,651	29,923	-21.0%	106,231	82,596	28.6%
Total	522,560	611,805	-14.6%	2,233,466	2,187,710	2.1%

Top Clients (in BRL thousand)	4Q23	4Q22	Var. 4Q23 x 4Q22	2023	2022	Var. 2023 x 2022
Top Client (1)	33,118	75,923	-56.4%	185,317	325,505	-43.1%
Top 10 Clients	199,329	273,122	-27.0%	887,282	1,079,941	-17.8%

(1)	The top client considered in 4Q23 may differ from that disclosed in the full year and should not be factored into the calculation of the end-year position.

9

Reconciliation of various income statement amounts from IFRS to non-IFRS measures for the three months ended December 31, 2023 and 2022 and full year ended December 31, 2023 and 2022:

Net Revenue (in BRL thousand)	4Q23	4Q22	Var. 4Q23 x 4Q22	2023	2022	Var. 2023 x 2022
Net Revenue	522,560	611,805	-14.6%	2,233,466	2,187,710	2.1%
Net Revenue at Constant Currency	536,299	611,805	-12.3%	2,277,403	2,187,710	4.1%

Adjusted Gross Profit (in BRL thousand)	4Q23	4Q22	Var. 4Q23 x 4Q22	2023	2022	Var. 2023 x 2022
Net Revenue	522,560	611,805	-14.6%	2,233,466	2,187,710	2.1%
Cost of Services	(348,906)	(391,108)	-10.8%	(1,487,742)	(1,425,219)	4.4%
Gross Profit	173,654	220,697	-21.3%	745,724	762,491	-2.2%
Adjustments
Depreciation and amortization (cost of services provided)	8,705	10,667	-18.4%	35,953	40,968	-12.2%
Stock-based compensation	3,481	3,045	14.3%	13,842	4,235	226.8%
Adjusted Gross Profit	185,839	234,409	-20.7%	795,518	807,694	-1.5%
Adjusted Gross Profit Margin	35.6%	38.3%	-2.8p.p	35.6%	36.9%	-1.3p.p

Adjusted EBITDA (in BRL thousand)	4Q23	4Q22	Var. 4Q23 x 4Q22	2023	2022	Var. 2023 x 2022
Net profit for the year	22,924	22,354	2.5%	132,573	95,710	38.5%
Adjustments
Net financial cost	17,438	31,969	-45.5%	76,181	73,646	3.4%
Income tax expense	13,803	32,221	-57.2%	76,722	104,562	-26.6%
Depreciation and amortization	22,233	27,404	-18.9%	93,213	94,558	-1.4%
Stock-based compensation	6,376	3,592	77.5%	28,116	5,486	412.5%
Government grants	(624)	(764)	-18.3%	(931)	(1,141)	-18.5%
Acquisition-related expenses (1)	436	10,601	-95.9%	5,184	44,652	-88.4%
Business restructuring (2)	20,997	0	0.0%	20,997	0	0.0%
Adjusted EBITDA	103,582	127,377	-18.7%	432,056	417,473	3.5%
Adjusted EBITDA Margin	19.8%	20.8%	-1p.p	19.3%	19.1%	0.3p.p

(1)	Include present value and fair value adjustments on accounts payable for business acquired, consulting expenses, and retention packages.
(2)	Associated with senior employees' separation from acquired companies.

10

Adjusted Net Profit (in BRL thousand)	4Q23	4Q22	Var. 4Q23 x 4Q22	2023	2022	Var. 2023 x 2022
Net profit for the year	22,924	22,354	2.5%	132,573	95,710	38.5%
Adjustments
Acquisition-related expenses (1)	11,231	24,400	-54.0%	50,717	87,721	-42.2%
Business restructuring (2)	20,997	0	0.0%	20,997	0	0.0%
Tax effects on non-IFRS adjustments (3)	(6,226)	(3,546)	75.6%	(10,341)	(13,970)	-26.0%
Adjusted Net Profit	48,925	43,208	13.2%	193,946	169,460	14.4%
Adjusted Net Profit Margin	9.4%	7.1%	2.3p.p	8.7%	7.7%	0.9p.p

(1)	Includes amortization of intangible assets from acquired companies totaled (R$10,795) thousand in 4Q23, (R$13,799) thousand in 4Q22, (R$45,533) thousand in 2023 and (R$43,069) thousand in 2022, present value and fair value adjustment on accounts payable for business acquired, consulting expenses and retention packages.
(2)	Associated with senior employees' separation from acquired companies.
(3)	As of the 4Q23, we are contemplating the tax effects on non-IFRS adjustments as part of the Adjusted Net Profit calculation. Thus, comparison with previously reported numbers will differ.

11

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  March 14, 2024

CI&T Inc
By:	/s/ Stanley Rodrigues
Name: Stanley Rodrigues
Title: Chief Financial Officer